UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR”) contains:

Exhibit 1	Press release issued by EDENOR on March 10, 2011 entitled “Edenor Announces Fourth Quarter 2010 Results.”
Exhibit 2	Financial Statements of EDENOR as of and for the years ended December 31, 2010 and 2009, together with the Reports of the Independent Auditors and of the Supervisory Committee.
Exhibit 3	2010 Annual Report (Memoria) of EDENOR.
Exhibit 4
Excerpt of the Minutes No. 321 of the Meeting of the Board of Directors of EDENOR, considering the 2010 Annual Report (Memoria), the Financial Statements for the fiscal year ended December 31, 2010, the Notes and exhibits thereto, and the Report of the Independent Auditors and of the Supervisory Committee.

Exhibit 5
Excerpt of the Minutes No. 239 of the Meeting of the Supervisory Committee of EDENOR, considering the Financial Statements for the fiscal year ended December 31, 2010 and the Notes and exhibits thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: March 14, 2011